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                            KEMPER FLOATING RATE FUND
                            222 South Riverside Plaza
                             Chicago, Illinois 60606



                                November 5, 1999



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                Re: Kemper Floating Rate Fund - CIK # 0001082300
            Request for Withdrawal of Registration Statement filed on
                    Form N-2 under EDGAR form type "486BPOS"
                               File No. 333-74911

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933 ("1933 Act"), we would like to withdraw a filing for Kemper Floating Rate Fund (the "Fund"). In error, a registration statement on Form N-2 under the 1933 Act and amendment no. 4 to the registration statement under the Investment Company Act of 1940 to, in part, register additional shares of the Fund, was submitted on October 29, 1999 under the incorrect EDGAR form type "486BPOS" and accepted by the Commission on November 1, 1999. The correct EDGAR form type was "N-2", and the registration statement was resubmitted on November 1, 1999 under the proper EDGAR form type of "N-2" and accepted by the Commission on that same date. Accordingly, please withdraw the erroneous "486BPOS" filing under accession number 0000950137-99-003827, as accepted by the Commission on November 1, 1999.

                                         Sincerely,


                                         /s/ Philip J. Collora
                                         Vice President and Secretary

cc:   Laura J. Riegel, Esq.
      Securities and Exchange Commission